Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS SECOND QUARTER 2004 FINANICAL RESULTS

VANCOUVER, CANADA — JULY 29, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the second quarter ended June 30, 2004 (expressed in Canadian dollars), which will also be posted on the Company’s website at www.triant.com. The Company will host a conference call today, Thursday, July 29, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss these financial results.

Revenue for the second quarter ended June 30, 2004 was $1,647,323 compared to $1,438,808 for the second quarter of 2003. The Company’s source of revenue is increasingly switching to fab-wide licenses as the Company continues to service existing accounts and to develop significant new accounts, particularly in 300mm fabs. During the second quarter ended June 30, 2004, Triant received $2.4 million in new orders compared to $1.8 million for the second quarter of 2003. Triant ended the second quarter of 2004 with $1.3 million in total of deferred revenue and backlog (defined as the unbilled portions of purchase orders received from customers, which is a non-GAAP measure that may not be comparable to other companies) compared to $0.8 million at the end of the second quarter of 2003.

Operating expenses for the second quarter ended June 30, 2004 included non-cash stock-based compensation expense of $115,884 compared to $145,553 for the second quarter of 2003 for stock options granted to employees and directors due to the Company changing its accounting policy, as of January 1, 2004 and retroactive to January 1, 2002, in accordance with the recommendations of the CICA 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model.

Loss from operations for the second quarter ended June 30, 2004 decreased to $772,890 (including $115,884 for non-cash stock-based compensation expense) compared to $784,165 (including $145,553 for non-cash stock-based compensation expense) for the second quarter of 2003 as a result of higher gross margin partially offset by higher operating expenses.

Net loss for the second quarter ended June 30, 2004 decreased to $716,280 (including $115,884 for non-cash stock-based compensation expense), or a loss per share of $0.02, compared to $894,888 (including $145,553 for non-cash stock-based compensation expense), or a loss per share of $0.02, for the second quarter of 2003 as a result of decreased loss from operations, as well as the effect of a foreign exchange gain of $33,314 in the second quarter of 2004 compared to a foreign exchange loss of $164,075 in the second quarter of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Revenue for the six months ended June 30, 2004 was $2,709,512 compared to $2,508,176 for the six months ended June 30, 2003. During the six months ended June 30, 2004, the Company received $3.5 million in new orders compared to $2.3 million for the six months ended June 30, 2003.

Operating expenses for the six months ended June 30, 2004 included non-cash stock-based compensation expense of $229,443 compared to $289,253 for the six months ended June 30, 2003 for stock options granted to employees and directors.

Loss from operations for the six months ended June 30, 2004 decreased to $1,725,382 (including $229,443 for non-cash stock-based compensation expense) compared to $2,027,878 (including $289,253 for non-cash stock-based compensation expense) for the six months ended June 30, 2003 as a result of higher gross margin combined with lower operating expenses.

Net loss for the six months ended June 30, 2004 decreased to $1,613,171 (including $229,443 for non-cash stock-based compensation expense), or a loss per share of $0.04, compared to $2,696,471 (including $289,253 for non-cash stock-based compensation expense), or a loss per share of $0.07, for the six months ended June 30, 2003 as a result of decreased loss from operations, as well as the effect of a foreign exchange gain of $53,434 in the six months ended June 30, 2004 compared to a foreign exchange loss of $757,161 in the six months ended June 30, 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

As at June 30, 2004, Triant maintained an $8.0 million balance for cash, cash equivalents and accounts receivable compared to a $10.4 million balance as at December 31, 2003.

Commenting on the results, Robert Heath, Triant’s Chief Executive Officer, stated: “We continue to invest in developing the market opportunity for APC (Advanced Process Control) products and services in the semiconductor industry.

“We are well positioned to take advantage of the growth in 300mm fab opportunities, where it is recognized that APC is no longer an option but a necessity and our recently announced win of the 300mm business at Hynix is evidence of this. We believe that semiconductor device makers realize that maintaining an active APC program is essential to remaining a leader in semiconductor manufacturing.

“Our sales prospects for 2004 remain very healthy, particularly in Japan and Korea, where we expect more than half of our 2004 revenue to come from. As we stated earlier in the year, a significant portion of our 2004 revenue is targeted from 300mm fabs, and the timing of this revenue may be dependent on when these 300mm fabs are brought on-line.

“Our strategy is to focus on the semiconductor industry and develop a sustainable and profitable business in this industry segment by focusing on equipment health monitoring and advanced fault detection, and by introducing new products and services into the semiconductor market to broaden our opportunities.”

Conference Call Access Information

Triant will host a conference call today, Thursday, July 29, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the second quarter 2004 financial results. The dial-in number for the call is 416.405.9328 and the Conference Code is 3083316#. A replay of the conference call will be available today, Thursday, July 29, 2004 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 3083316#.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statement of Operations Data

(Expressed in Canadian Dollars)

(Unaudited)

Three Months Ended June 30,		Six Months Ended June 30,
2004	2003	2004	2003

Revenue	$ 1,647,323	$ 1,438,808	$ 2,709,512	$ 2,508,176
Cost of revenue	396,160	328,870	580,432	627,348
Gross margin	1,251,163	1,109,938	2,129,080	1,880,828

Operating expenses
Research and development	977,168	910,183	1,748,752	1,906,339
Selling, general and administrative	931,001	838,367	1,876,267	1,713,114
Stock-based compensation	115,884	145,553	229,443	289,253
Total operating expenses	2,024,053	1,894,103	2,854,462	2,908,706

Loss from operations	(772,890)	(784,165)	(1,725,382)	(2,027,878)

Interest and other income	23,296	53,352	58,777	88,568

Foreign exchange gain (loss)	33,314	(164,075)	53,434	(757,161)

Net loss for the period	(716,280)	(894,888)	(1,613,717)	(2,696,471)

Loss per share	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.07)

Weighted average number of common shares outstanding	41,407,875	41,404,675	41,406,925	41,402,675

Number of common shares issued and outstanding	41,407,875	41,402,675	41,407,875	41,402,675

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheet Data

(Expressed in Canadian Dollars)

(Unaudited)

June 30, 2004	December 31, 2003

Cash, cash equivalents and short-term investments	$ 5,849,793	$ 7,354,044
Accounts receivable, net	2,138,189	3,010,111
Prepaid expenses and deposits	79,630	144,878
Inventory	169,540	257,520
Property, plant and equipment	578,231	552,964
Total assets	8,815,383	11,319,517
Accounts payable and accrued liabilities	812,329	2,109,823
Deferred revenue	639,898	464,500
Total liabilities	1,452,227	2,574,323
Total shareholders’ equity	7,363,156	8,745,194